UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

LGI Homes, Inc.

(Name of Issuer)

Common Stock, $0.01 per share

(Title of Class of Securities)

50187T 106

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 50187T 106	Schedule 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Thomas E. Lipar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,048,137 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 848,137 (2)
	8	SHARED DISPOSITIVE POWER 200,000 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,137
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (4)
12	TYPE OF REPORTING PERSON IN

(1)

The amount reported consists of 1,048,137 shares owned by Lipar Holdings, Ltd., 200,000 of which are subject to a pledge agreement pursuant to which Lipar Holdings, Ltd. retains sole voting power with respect to such shares. Mr. Lipar may be deemed a beneficial owner of the 1,048,137 shares held by Lipar Holdings, Ltd. through his ownership interests in the partnership’s sole general partner and its limited partners.

(2)

The amount reported consists of 848,137 shares owned by Lipar Holdings, Ltd. Mr. Lipar may be deemed a beneficial owner of the 848,137 shares held by Lipar Holdings, Ltd. through his ownership interests in the partnership’s sole general partner and its limited partners.

(3)

The amount reported consists of 200,000 shares owned by Lipar Holdings, Ltd., which are subject to a pledge agreement pursuant to which Lipar Holdings, Ltd. may exercise shared dispositive power with respect to such shares. Mr. Lipar may be deemed a beneficial owner of such 200,000 shares held by Lipar Holdings, Ltd. through his ownership interests in the partnership’s sole general partner and its limited partners.

(4)

All shares of common stock beneficially owned by Mr. Lipar represent 4.6% of the outstanding shares of common stock of the Issuer based on 22,717,096 shares outstanding as of November 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018.

CUSIP No. 50187T 106	Schedule 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

LGI Homes, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1450 Lake Robbins Drive, Suite 430, The Woodlands, Texas 77380.

Item 2(a).	Name of Person Filing:

Thomas E. Lipar.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

11085 S. Hidden Oaks, Conroe, Texas 77384.

Item 2(c).	Citizenship:

United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 per share.

Item 2(e).	CUSIP Number:

50187T 106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

CUSIP No. 50187T 106	Schedule 13G	Page 4 of 6 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,048,137

(b)	Percent of class: 4.6% (1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,048,137 (2)

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 848,137 (3)

(iv)	Shared power to dispose or to direct the disposition of: 200,000 (4)

(1) All shares of common stock beneficially owned by Mr. Lipar represent 4.6% of the outstanding shares of common stock of the Issuer based on 22,717,096 shares outstanding as of November 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018.

(2) The amount reported consists of 1,048,137 shares owned by Lipar Holdings, Ltd., 200,000 of which are subject to a pledge agreement pursuant to which Lipar Holdings, Ltd. retains sole voting power with respect to such shares. Mr. Lipar may be deemed a beneficial owner of the 1,048,137 shares held by Lipar Holdings, Ltd. through his ownership interests in the partnership’s sole general partner and its limited partners.

(3) The amount reported consists of 848,137 shares owned by Lipar Holdings, Ltd. Mr. Lipar may be deemed a beneficial owner of the 848,137 shares held by Lipar Holdings, Ltd. through his ownership interests in the partnership’s sole general partner and its limited partners.

(4) The amount reported consists of 200,000 shares owned by Lipar Holdings, Ltd., which are subject to a pledge agreement pursuant to which Lipar Holdings, Ltd. may exercise shared dispositive power with respect to such shares. Mr. Lipar may be deemed a beneficial owner of such 200,000 shares held by Lipar Holdings, Ltd. through his ownership interests in the partnership’s sole general partner and its limited partners.

CUSIP No. 50187T 106	Schedule 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 50187T 106	Schedule 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

/s/ Thomas E. Lipar
Thomas E. Lipar, in his individual capacity